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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                                ZEMEX CORPORATION
                                (Name of Issuer)


                                  COMMON SHARES
                         (Title of Class of Securities)


                                   988910-10-5
                                 (CUSIP Number)

                        Garth A.C. MacRae, Vice Chairman
                              DUNDEE BANCORP INC.
                         40 King Street West, 55th Floor
                        Toronto, Ontario, Canada M5H 4A9
                            Telephone: (416) 365-5635
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


--------------------------------------------------            ------------------
CUSIP NO.           988910-10-5                               PAGE 2 OF 6 PAGES
--------------------------------------------------            ------------------

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DUNDEE BANCORP INC.
           55th Floor, 40 King Street West
           Toronto, Ontario, Canada, M5H 4A9

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    [ ]
           N/A                                                        (b)    [ ]


--------------------------------------------------------------------------------
    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(E)                                             [ ]
           N/A

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Ontario, Canada

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                       7     SOLE VOTING POWER
                             2,955,175 Common Shares
    NUMBER OF
                       ---------------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              Nil
     OWNED BY
                       ---------------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                2,955,175 Common Shares
      PERSON
                       ---------------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             Nil

--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,175 Common Shares

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]
           N/A

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           33.9%

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   14      TYPE OF REPORTING PERSON*
           CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



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                                  SCHEDULE 13D

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned, Dundee Bancorp Inc. ("Bancorp"), hereby submits this statement on Schedule 13D, Amendment No. 6, (the "Schedule 13D") relating to the common shares (the "Common Shares") of Zemex Corporation ("Zemex").

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented as follows:

(a) - (c) This Schedule 13D is being filed by Bancorp.

The registered office and place of business of Bancorp is located at Scotia Plaza, 40 King Street West, 55th Floor, Toronto, Ontario, Canada M5H 4A9. Bancorp is a corporation incorporated under the laws of the Province of Ontario.

The following is a list of the directors and executive officers of Bancorp, their positions with Bancorp, their present principal occupations and their business addresses (if other than Bancorp):

NAME AND ADDRESS                          POSITION HELD                     PRINCIPAL OCCUPATION
----------------                          -------------                     --------------------
Normand Beauchamp                         Director                          President and Chief Executive Officer,
1717 Rene Levesque Blvd. East                                               Radiomutuel Inc., communications
Montreal, Quebec                                                            company
H2L 4E8

Paul A. Carroll                           Director                          Chairman and Chief Executive Officer,
Suite 1208, 4 King St. W.                                                   World Wide Minerals Ltd., mining
Toronto, Ontario                                                            company, Counsel to Smith Lyons, law
M5H 1B6                                                                     firm

Jonathan Goodman                          Director and                      President, Dundee Investment
                                          Executive Vice President          Management & Research Ltd. and
                                                                            Executive Vice President, Dundee
                                                                            Bancorp Inc.

Ned Goodman                               Chairman, President, Chief        Chairman, President and Chief
                                          Executive Officer and Director    Executive Officer, Dundee Bancorp Inc.

Richard L. Lister                         Director                          President and Chief Executive Officer,
161 Bay St., Suite 3750                                                     Zemex Corporation, base metals mining
Toronto, Ontario                                                            company
M5J 2S1

Garth A. C. MacRae                        Vice Chairman and Director        Vice Chairman, Dundee Bancorp Inc.

Richard J. Renaud                         Director                          Managing Partner, Wynnchurch Capital,
One Place Ville Marie, Suite 3303                                           investment company
Montreal, Quebec
H3B 3N2


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




NAME AND ADDRESS                          POSITION HELD                     PRINCIPAL OCCUPATION
----------------                          -------------                     --------------------
K. Barry Sparks                           Director                          President, Torvan Capital Group Inc.,
Suite 6400, Scotia Plaza                                                    corporate financial services company
40 King Street West
Toronto, Ontario
M5H 3Z7

Harry R. Steele                           Director                          Chairman and Chief Executive Officer,
Suite 302, Townsend Place                                                   Newfoundland Capital Corporation
800 Windmill Road                                                           Limited, holding company
Dartmouth, Nova Scotia
B3B 1L1

Ray Benzinger                             Executive Vice President          Executive Vice President and Chief
                                          and Chief Financial Officer       Financial Officer, Dundee Bancorp Inc.
                                                                            and Dundee Investment Management &
                                                                            Research Ltd.

Donald K. Charter                         Executive Vice President          Executive Vice President, Dundee
                                                                            Bancorp Inc. and Chairman, President
                                                                            and Chief Executive Officer, Dundee
                                                                            Securities Corporation, securities
                                                                            dealer

Carole Colbert                            Vice President and Secretary      Vice President and Secretary,
                                                                            Dundee Bancorp Inc. and Dundee
                                                                            Investment Management & Research Ltd..

Aaron H. Gropper                          Vice President                    Vice President, Dundee Bancorp Inc.


     (a) During the past five years none of Bancorp, or to the best knowledge of Bancorp, its directors and executive officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

     (b) During the past five years none of Bancorp, or to the best knowledge of Bancorp, its directors and executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     (c) All of the directors and officers are Canadian citizens.


ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

As a result of a reincorporation merger which was approved by Zemex shareholders at a special meeting held on January 15, 1999, all of the common shares of Zemex Corporation, a Delaware company ("Zemex Delaware"), were converted into Common Shares of Zemex on a one-for-one basis.
The merger was proposed in order to change the


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


company's domicile from the United States to Canada as Zemex believes that reincorporation in Canada will enable it to benefit from an active trading market in Canada for Canadian natural resource companies. Prior to the merger, Zemex Delaware was listed on the New York Stock Exchange. The Common Shares of Zemex are now listed on The Toronto Stock Exchange and the New York Stock Exchange. Details of the merger are set out in Zemex's Form S-4/A which was filed with the Securities and Exchange Commission on December 10, 1998.

Bancorp holds the Common Shares of Zemex for investment purposes and may increase or decrease its position in Zemex as it deems appropriate in light of its investment criteria and market conditions, and in accordance with the provisions of applicable securities legislation.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

As of January 21, 1999, Bancorp beneficially owns, indirectly, 2,955,175 Common Shares, representing approximately 33.9% of the outstanding Common Shares of Zemex. Bancorp acquired certain of these Common Shares through stock dividends, the most recent of which were 57,942 Common Shares acquired on December 1, 1998.

Unless otherwise noted, Bancorp and, to the best knowledge of Bancorp, its directors and executive officers, have sole voting and dispositive power over the securities beneficially owned by it. Except as disclosed herein, during the past sixty days neither Bancorp, nor, to the best knowledge of Bancorp, any of its directors and executive officers, have effected any transaction in the securities reported on this Schedule 13D.

Paul Carroll currently owns directly approximately 15,010 Common Shares (less than .1% of class).

On December 29, 1998, Ned Goodman donated 5,520 Common Shares to a charitable foundation. Mr. Goodman currently owns directly nil Common Shares.

Richard L. Lister currently owns, directly and indirectly, approximately 590,131 Common Shares (6.8% of class). On December 31, 1998, Mr. Lister purchased 1,946 Common Shares at $6.472 per share under the employee stock purchase plan.

Messrs. Carroll, Goodman and Lister hold the following options to purchase Common Shares of Zemex, which options were granted to them by Zemex Delaware prior to the reincorporation merger and which now entitle the holders to purchase an equivalent number of Zemex Common Shares:

----------------------- ---------------------- ---------------- ----------------
                        Date of                    Options            Exercise
Grantee                 Grant                      Granted             Price
----------------------- ---------------------- ---------------- ----------------
Paul A. Carroll         May 26, 1993                15,000             $ 5.50
                        February 9, 1995             5,000              9.125
                        April 21, 1997              10,000               7.00
                        May 15, 1998                 7,500            10.1875
----------------------- ---------------------- ---------------- ----------------
Ned Goodman             May 26, 1993                15,000             $ 5.50
                        February 9, 1995             5,000              9.125
                        April 21, 1997              10,000               7.00
----------------------- ---------------------- ---------------- ----------------
Richard L. Lister       May 26, 1993               120,000             $ 5.50
                        February 9, 1995           100,000              9.125
                        May 15, 1998                80,000            10.1875
----------------------- ---------------------- ---------------- ----------------

The above options are exerciseable as to 50% on each of the first two anniversaries of the date of grant for a period of five years from the date the options become exerciseable.



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ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER

Other than those indicated in Items 3, 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Zemex, including but not limited to transfer or voting of any such securities of Zemex, including but not limited to transfer or voting of any such securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


                                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 19, 1999                           DUNDEE BANCORP INC.




                                                    "Garth A.C. MacRae"
                                                    ----------------------------
                                                    Name: Garth A.C. MacRae
                                                    Title: Vice Chairman



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